SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 6, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes              No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes              No  X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 5, 2004, announcing that Nissan Motor has chosen DELMIA solutions to design and validate body, assembly and powertrain processes.

Nissan Motor Deploys DELMIA Solutions
to Design and Validate Body, Assembly and Powertrain
Processes

DELMIA Manufacturing Hub data repository is key component for integration of
Product, Process and Resource (PPR) information

Auburn Hills, Mich., Oct 5, 2004 – Delmia Corp., a leading provider of digital manufacturing solutions, today announced that Nissan Motor Co., Ltd., a leading global car manufacturer, has selected DELMIA solutions, including V5 DPM Assembly™, V5 DPM Body-In-White™, V5 Robotics™ and Process Engineering™. Nissan is using this suite of DELMIA solutions to design and validate some key body in white, final assembly and powertrain manufacturing processes.

Auto makers’ vehicle development data have become large and diversified due to a variety of factors, including changing market needs, global disbursement of product development organizations and manufacturing sites, and production of increasing numbers of vehicle models and variants. Now more than ever, automotive manufacturers must manage, share and utilize data efficiently throughout the enterprise in order to drive innovation and reduce time to market.

To meet these obligations, Nissan decided to deploy DELMIA solutions for body in white, final assembly as well as particular powertrain processes. Nissan has implemented the DELMIA Manufacturing Hub, which integrates product, process and resource (PPR) information into a common data repository. This allows process planners, manufacturing engineers and resource engineer’s access to the latest real-time PPR data. Product designs, manufacturing processes and resource utilization, - including the set up of factories, lines, workcells, robot layouts and worker ergonomics - can all be validated in the digital environment prior to any actual production. In addition, Nissan is also using DELMIA solutions for serviceability evaluation and material handling processes.

“DELMIA offers Nissan end-to-end automotive process coverage solutions from preliminary process planning to detail validation”, said Mr. Nakajima, Senior Manager, Vehicle Planning and Strategy Department, Vehicle Production Engineering Division, Nissan Motor, Co., Ltd. “With DELMIA solutions, we are aiming to enable early validation of preparation in vehicle production.”

“Nissan’s continued investments in DELMIA’s technology and industry expertise demonstrate the value of our industry-proven digital manufacturing solutions in the global automotive market,” said Philippe Charlès, CEO, Delmia Corp. “This partnership between Nissan and DELMIA is truly a win-win relationship built on a common vision towards innovative car development processes.”

“We are honored that a global innovation pioneer like Nissan has selected DELMIA as a strategic partner, and we, along with our business partners, are fully committed to continuing our support of Nissan,” said Bertrand Saint-Martin, President, Delmia Japan, Ltd.

DELMIA and its business partners fully support the deployment of Nissan’s digital manufacturing project by defining new work flows, setting up the company’s IT infrastructure and providing integrations with Nissan legacy systems.

Nissan will make a presentation on its innovative new car development project using DELMIA at the DELMIA Asia Pacific User Conference 2004 on November 16th 2004 in Shinagawa, Tokyo, Japan.

###

About Nissan
Nissan Motor Co., Ltd., is a leading Japanese automaker, selling more than 3 million passenger and commercial vehicles in 190 countries annually. In 1999, Nissan signed a strategic alliance with Renault SA of France. Together they have global sales of more than 5 million vehicles a year, or 9% of the world’s auto market. More information on Nissan is available at http://www.nissan-global.com

About DELMIA
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com.

Delmia Corp. Press Contact - US: Nancy Lesinski French & Rogers (for Delmia Corp.) +1 248 641 0044 n.lesinski@french-rogers.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 6, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration